FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Letter dated March 31, 2011, captioned “Intimation of Extraordinary General Meeting”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja

	Name:	Sanjay Baweja
March 31, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/24th AGM/14479

31 March 2011

Sir,

Sub: Intimation of Extraordinary General Meeting.

Please find sent herewith six copies of the Notice of the Extraordinary General Meeting of Tata Communications Limited to be held at 1000 hours on Wednesday, 27 April 2011, at MC Ghia Hall, Bhogilal Hargovindas Building, Second Floor, 18/20 Kaikhushru Dubash Marg, Kalaghoda, Mumbai – 400001.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Satish Ranade

Satish Ranade

Company Secretary & Chief Legal Office

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan, for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office: VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com

Registered Office VSB MG Road Fort Mumbai 400 001

NOTICE

NOTICE is hereby given that an Extraordinary General Meeting of Tata Communications Limited having its Registered Office at VSB, M.G. Road, Fort, Mumbai 400 001 will be held at 1000 hours on Wednesday, 27th day of April, 2011, at MC Ghia Hall, Bhogilal Hargovindas Building, Second Floor, 18/20 Kaikhushru Dubash Road Marg, Kalghoda, Mumbai - 400021 to transact the following business:

Special Business

Item No.1

To consider and, if thought fit, to pass with or without modification the following Resolution as Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 391 – 394 and all other applicable provisions of the Companies Act 1956 and other applicable laws, regulations, listing agreements, and guidelines issued by any regulatory authorities, if any, and subject to the approval of the Hon’ble High Court of Judicature at Bombay or any other appropriate authorities, the Scheme of Amalgamation among Tata Communications Internet Services Limited (‘TCISL’ or ‘Applicant Company’) wholly owned subsidiary of Tata Communications Limited (‘TCL’), and TCL and their respective shareholders for amalgamation of TCISL with TCL, be and is hereby approved.”

“RESOLVED FURTHER THAT Mr. Vinod Kumar, Managing Director and CEO, and/or Mr. Satish Ranade, Company Secretary & Chief Legal Officer and/or Mr. Sanjay Baweja, Chief Financial Officer be jointly and/or severally authorized on behalf of the Company to make such alterations modifications, or amendments therein as may be expedient or necessary for complying with requirements or conditions imposed by the Hon’ble High Court of Judicature at Bombay and /or any other appropriate authorities.”

By Order of the Board of Directors

Satish Ranade

Company Secretary &

Chief Legal Officer

Date: 21st March, 2011

Registered Office:

VSB, MG Road, Fort,

Mumbai 400 001

NOTES:

1.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER. THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2.	Members who hold shares in dematerialized form are requested to bring their DP ID and Client ID numbers for easy identification of attendance at the meeting.

3.	The statement of material facts pursuant to Section 173 (2) of the Companies Act, 1956, setting out the material facts in respect of the business is annexed hereto.

Annexure to the Notice dated 21st March 2011

The Statement of Material Facts pursuant to Section 173 (2) of the Companies Act, 1956.

In respect of Item No. 1

The Retail Business Unit (RBU) of Tata Communications Limited (TCL) was hived-off from TCL into Tata Communications Internet Services Limited (TCISL) effective 1 March 2007 with a view to consolidate the retail business and potentially unlock value in this business by bringing in additional investors. This was also linked to TCISL successfully bidding for spectrum in the Broadband Wireless Access (BWA) spectrum auction held during May-June 2010. The auction prices did not enable TCISL to acquire spectrum in any of the circles. In view of this, it is intended to step-up the focus on the small and medium businesses (SMBs) and approach the market led by a portfolio of business applications, which can best be done consolidating this business in TCL. Consequent to spectrum not acquired as expected, the purpose of the RBU hive-off into a 100% subsidiary did not remain valid anymore and the Board of TCL and TCISL thought fit to merge this business unit back into the Parent.

Accordingly, the Board of Directors of the Company, on 13 January, 2011 approved, subject to the requisite approval of the shareholders, sanction of the High Court of Judicature at Bombay, the Bombay Stock Exchange and The National Stock Exchange of India Limited, and such other authorities as may be required under applicable laws, regulations, listing agreements, and guidelines issued by regulatory authorities; merger of Tata Communications Internet Services Limited (Transferor Company) with Tata Communications Limited ( Transferee Company) vide Scheme of Amalgamation placed as Attachment A to this Notice. The salient features of the Scheme are given below.

Salient features of the Scheme

a)	This Scheme of Amalgamation (hereinafter referred to as the “Scheme”) provides for the amalgamation of Tata Communications Internet Services Limited (‘TCISL’) with Tata Communications Limited (‘TCL’) pursuant to Sections 391 to 394 and other relevant provisions of the Companies Act 1956.

b)	The Scheme provides that “Appointed Date” shall be 1st April 2010 or such other date as may be approved by the Bombay High Court.

c)	The “Effective Date” of the Scheme means the date on which the certified copy of the order of the Hon’ble High Court of Judicature at Bombay vesting the Undertaking including the assets, liabilities, rights, duties, obligations and the like of the Transferor Company in the Transferee Company, is filed with the Registrar of Companies, Maharashtra after obtaining all consents, approvals, resolutions, agreements, sanctions and orders necessary therefor.

d)	The Undertaking has been defined in the Scheme to mean and include the whole of the undertaking of TCISL, as a going concern, including:

i.	all its assets, properties (whether movable or immovable, tangible or intangible, personal, corporeal or incorporeal, present, future or contingent) including rights, if any, in licences (including spectrum licences), permits, incentives, approvals, liberties, claims, trademarks, designs, registrations (hereinafter referred to as “the said assets”).

ii.	all debts, outstandings, liabilities, contingent liabilities, duties and obligations of TCISL and all other obligations of whatsoever kind whether recorded in the books or not (hereinafter referred to as the “the said liabilities”).

iii.	Without prejudice to the generality of sub-clause (a) and (b) above, the undertaking of TCISL shall include all TCISL’s secured and unsecured debts, borrowings, liabilities including deferred tax liabilities (if any), duties and obligations and all the assets and properties, whether movable or immovable, real or personal, in possession or reversion, corporeal or incorporeal, tangible or intangible, present or contingent, all spectrum, fixed assets, work in progress, current assets, deferred tax assets (if any), investments, reserves, provisions, funds, quota rights, import quotas, Demat accounts with the Depositories (if any), Banks, etc., Import licences, other licences, registrations including registrations obtained under local or central statues, copyrights, patents, trade names, trade marks, industrial designs, and other industrial rights and licences in respect thereof (if any), applications (if any) for registration of copyrights, patents, trade names and trademarks, materials, leases, licences, including software licences, tenancy rights, premises, ownership flats, hire purchase and lease arrangements, computers, office equipment, telephones, telexes, facsimile connections, communication facilities, equipment and installations and utilities, electricity, water and other service connections, employees, benefits of agreements, contracts and arrangements, including insurance contracts, arrangements with original equipment manufacturers, technical collaboration agreements, long term supply contracts, powers, authorities, permits, allotments, approvals, recognitions from Government Departments, quality certifications, consents, privileges, balances with all regulatory authorities, duty drawback claims, liberties, advantages, easements and all the right, title, interest, goodwill, benefit and advantage, exemptions (including but not limited to benefits of tax relief under the Income Tax Act, 1961, such as credit for advance tax, taxes deducted at source, minimum alternate tax etc, unutilised deposits or credits, benefits under the VAT/Sales Tax Law, VAT/Sales Tax Set off, benefits of any unutilised MODVAT/CENVAT/Service Tax credits etc.), losses and unabsorbed depreciation computed under the provisions of the Income Tax Act 1961 and available for set off against taxable income in subsequent years similarly computed, deposits, reserves, provisions, advances, receivables, funds, cash, bank balances, accounts and all other rights, claims and powers, of whatsoever nature and wheresoever situated belonging to or in the possession of or granted in favour of or enjoyed by TCISL, as on the Appointed Date and all earnest money and/or deposits including security deposits paid by TCISL as on the Appointed Date.

e)	Consideration:

i.	The Transferor Company is a wholly owned subsidiary of the Transferee Company and hence there is no consideration payable to the shareholders of the Transferor Company by the Transferee Company. Accordingly, no prejudice or harm would be caused to the shareholders and creditors of the Transferee Company, upon the said Scheme being sanctioned and implemented.

ii.	Upon the Scheme becoming Effective, no shares of the Transferee Company shall be allotted to the shareholders of the Transferor Company, and the share capital of the Transferor Company shall stand fully cancelled. Consequently upon this Scheme becoming finally effective, all of the shares of the Transferor Company and the relative share certificates pertaining to the shares of the Transferor Company held by the Transferee Company and its nominees, being the only shareholders of the Transferor Company shall automatically stand extinguished and cancelled.

f)	On Scheme becoming effective, Transferee Company shall account for amalgamation of Transferor Company with itself in its books of account as per prevailing accounting standards as notified under the relevant sections of the Act.

g)	The Scheme provides that the Scheme is conditional on approvals / sanctions as follows:

i.	The Sanction or approval of the authorities concerned being obtained and granted in respect of any of the matters in respect of which such sanction or approval be required.

ii.	The approval of the Scheme by the requisite majority of the Members and creditors of the Transferor Company and the Transferee Company, unless the meeting of the Members or creditors of either or both the Companies is dispensed with by the order of the High Court.

iii.	The sanction of the Hon’ble High Court of Judicature at Bombay under Sections 391 and 394 of the Act, in favour of the amalgamation of the Transferor Company and the necessary orders under Section 394 of the Act, being obtained and filed with the Registrar of Companies, Mumbai, Maharashtra.

iv.	All other sanctions and approvals as may be required by law in respect of this Scheme being obtained.

h)	The Scheme provides that in the event of any of the said sanctions and approvals not being obtained and/or this Scheme of Amalgamation not being sanctioned by the High Court and/or the Order or Orders not being passed as aforesaid on or before 31st December 2011 or within such further period/s as may be agreed upon between the Transferor Company by its Directors and the Transferee Company by its Directors (and which the Boards of Directors of the Transferor and the Transferee Company are hereby empowered and authorised to agree to and extend the Scheme from time to time without any limitation), this Scheme shall stand revoked, cancelled and be of no effect save and except in respect of any act or deed done prior thereto or as is contemplated hereunder or as to any rights and/or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law.

i)	All the costs, charges and expenses including any taxes and duties of the Transferor Company and the Transferee Company respectively in relation to or in connection with this Scheme and incidental to the completion of amalgamation of the Transferor Company in pursuance of this Scheme shall be borne and paid by the Transferee Company alone.

The features set out above being only the salient features of the Scheme of Amalgamation, the Shareholders are requested to read the entire text of the Scheme of Amalgamation to get themselves fully acquainted with the provisions thereof.

The Board also recommended that the consent of Shareholders be sought, which is being sought for merger of Tata Communications Internet Services Limited (Transferor Company) with Tata Communications Limited (Transferee Company) vide Scheme of Amalgamation placed as Attachment A to this Notice.

The Directors commend the resolutions.

None of the Directors is concerned or interested in the above Resolution.

By order of the Board of Directors

Satish Ranade

Company Secretary &

Chief Legal Officer

Attachment A to the Notice dated 21st March 2011

Scheme of Amalgamation

OF

Tata Communications Internet Services Limited

WITH

Tata Communications Limited

(Under Sections 391 & 394 of the Companies Act, 1956)

This Scheme of Amalgamation (hereinafter referred to as the “Scheme”) provides for the amalgamation of Tata Communications Internet Services Limited with Tata Communications Limited pursuant to Sections 391 to 394 and other relevant provisions of the Companies Act 1956.

The Scheme is divided into the following parts:

Part A	dealing with definitions and share capital;

Part B	dealing with the amalgamation of Tata Communications Internet Services Limited with Tata Communications Limited; and

Part C	dealing with general terms and conditions.

PART - A

1.	Definitions

For the purpose of this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

1.1	“The Act” means the Companies Act, 1956 or any statutory modification or re enactment or amendments thereof for the time being in force.

1.2	“The Appointed Date” means 1st April 2010 or such other date as may be approved by the High Court.

1.3	“Board of Directors” shall mean and include the Board of Directors of Tata Communications Internet Services Limited and Tata Communications Limited respectively.

1.4	“Court” or “The Court” or “The High Court” means The High Court of Judicature at Bombay.

1.5	“The Effective Date” means the date on which the certified copy of the order of the Hon’ble High Court of Judicature at Bombay vesting the Undertaking including the assets, liabilities, rights, duties, obligations and the like of the Transferor Company in the Transferee Company, is filed with the Registrar of Companies, Maharashtra after obtaining all consents, approvals, resolutions, agreements, sanctions and orders necessary therefor.

1.6	“The Scheme” means the Scheme of Amalgamation in its present form or with any modifications approved or imposed or directed by the High Court or the Shareholders or the Boards of the respective Companies.

1.7	“TCISL” or the “Transferor Company” means “Tata Communications Internet Services Limited” a company incorporated under CIN – U74899MH1994PLC214182 the provisions of the Companies Act, 1956 and having its Registered Office at Videsh Sanchar Bhawan, Mahatma Gandhi Road, Fort, Mumbai 400 001 and engaged inter alia in the business of Internet Service Provider.

1.8	“The Transferee Company” or “TCL” means “Tata Communications Limited” a company incorporated under CIN – L64200MH1986PLC039266 the provisions of the Companies Act, 1956 and having its Registered Office at VSB, Mahatma Gandhi Road, Fort, Mumbai 400 001 and engaged inter alia in the business of provision of International Long Distance Telecommunication Services, National Long Distance Telecommunication Services, Telecommunications Infrastructure Provider, and is also an Internet Service Provider and in particular Tata Communications Limited is engaged in provision of dial-up internet access services, broadband services, internet telephony, operation of cybercafés, internet access services through Wi-Fi/wireless technology and also content services, bandwidth provision, other telecommunication services and advisory services.

1.9	“Undertaking” means and includes the whole of the undertaking of TCISL, as a going concern, including

a)	all its assets, properties (whether movable or immovable, tangible or intangible, personal, corporeal or incorporeal, present, future or contingent) including rights, if any, in licences (including spectrum licences), permits, incentives, approvals, liberties, claims, trademarks, designs, registrations (hereinafter referred to as “the said assets”).

b)	all debts, outstandings, liabilities, contingent liabilities, duties and obligations of TCISL and all other obligations of whatsoever kind whether recorded in the books or not (hereinafter referred to as the “the said liabilities”).

c)	Without prejudice to the generality of sub-clause (a) and (b) above, the undertaking of TCISL shall include all TCISL’s secured and unsecured debts, borrowings, liabilities including deferred tax liabilities (if any), duties and obligations and all the assets and properties, whether movable or immovable, real or personal, in possession or reversion, corporeal or incorporeal, tangible or intangible, present or contingent, all spectrum, fixed assets, work in progress, current assets, deferred tax assets (if any), investments, reserves, provisions, funds, quota rights, import quotas, Demat accounts with the Depositories (if any), Banks, etc., Import licences, other licences, registrations including registrations obtained under local or central statues, copyrights, patents, trade names, trade marks, industrial designs, and other industrial rights and licences in respect thereof (if any), applications (if any) for registration of copyrights, patents, trade names and trade marks, materials, leases, licences, including software licences, tenancy rights, premises, ownership flats, hire purchase and lease arrangements, computers, office equipment, telephones, telexes, facsimile connections, communication facilities, equipment and installations and utilities, electricity, water and other service connections, employees, benefits of agreements, contracts and arrangements, including insurance contracts, arrangements with original equipment manufacturers, technical collaboration agreements, long term supply contracts, powers, authorities, permits, allotments, approvals, recognitions from Government Departments, quality certifications, consents, privileges, balances with all regulatory authorities, duty drawback claims, liberties, advantages, easements and all the right, title, interest, goodwill, benefit and advantage, exemptions (including but not limited to benefits of tax relief under the Income Tax Act, 1961, such as credit for advance tax, taxes deducted at source, minimum alternate tax etc, unutilised deposits or credits, benefits under the VAT/Sales Tax Law, VAT/Sales Tax Set off, benefits of any unutilised MODVAT/CENVAT/Service Tax credits etc.), losses and unabsorbed depreciation computed under the provisions of the Income Tax Act 1961 and available for set off against taxable income in subsequent years similarly computed, deposits, reserves, provisions, advances, receivables, funds, cash, bank balances, accounts and all other rights, claims and powers, of whatsoever nature and wheresoever situated belonging to or in the possession of or granted in favour of or enjoyed by TCISL, as on the Appointed Date and all earnest money and/or deposits including security deposits paid by TCISL as on the Appointed date.

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning as ascribed to them under the Act and other applicable laws, rules, regulations, bye laws, as the case may be, including any statutory modification or re – enactment thereof from time to time.

2.	Share Capital

2.1	Details of the share capital of TCL as at March 31, 2010 are given below:

Particulars	Amount (In Rs.)

Authorised

300,000,000 Equity Shares of Rs. 10/- each	3,000,000,000

TOTAL	3,000,000,000

Issued, Subscribed and Paid-up

285,000,000 Equity Shares of Rs. 10 each, fully paid-up	2,850,000,000

TOTAL	2,850,000,000

Subsequent to the above date, there has been no change in the Authorised, Issued, Subscribed and Paid-up share capital of TCL.

2.2	Details of the share capital of TCISL as at March 31, 2010 are given below:

Particulars	Amount (In Rs.)

Authorised

700,000,000 Equity Shares of Rs. 10/- each	7,000,000,000

30,000,000 Preference Shares of Rs 100 each	3,000,000,000

TOTAL	10,000,000,000

Issued and Subscribed

195,004,050 Equity Shares of Rs.10 each, fully paid	1,950,040,500

19,000,000 Cumulative Optionally Convertible Preference Shares of Rs. 100 each	1,900,000,000

TOTAL	3,850,040,500

Subsequent to the above date, there has been no change in the Authorised, Issued, Subscribed and Paid-up share capital of TCISL. The entire share capital of TCISL is held by TCL and its nominees.

PART – B

Amalgamation of Tata Communications Internet Services Limited with Tata Communications Limited

3.	Transfer of Undertaking

The Undertaking of the Transferor Company shall be transferred to and vested in or be deemed to be transferred to and vested in the Transferee Company in the following manner:

3.1	With effect from the Appointed Date, the whole of the Undertaking of the Transferor Company comprising all assets and liabilities of whatsoever nature and wheresoever situated including rights, if any, in licences (including spectrum licences), permits, incentives, approvals, liberties, claims, trademarks, designs, registrations, shall, pursuant to the provisions contained in Section 394 and all other applicable provisions, if any, of the Act, stand transferred to and vested in and/or be deemed to be transferred to and vested in the Transferee Company as a going concern without any further act, instrument or deed, matter or thing (save as provided in Clause 3.2 below) so as to become as and from the Appointed Date, the said assets (subject to encumbrances and charges, if any, existing thereon) and the said liabilities of the Transferee Company and there shall be vested in the Transferee Company all the rights, title, interest or obligations of the Transferor Company therein.

3.2	Without prejudice to 3.1 above, in respect of such of the said assets of the Undertaking as are moveable in nature or otherwise capable of transfer by manual delivery or by endorsement and/or delivery, confirmation or consent or agreement with any third party, the same shall be so transferred and/or made over by the Transferor Company, pursuant to the provisions of Section 394 of the Act, to the Transferee Company as an integral part of the Undertaking and shall, upon such transfer, become the property, estate, assets, rights, title, interest and authorities of the Transferee Company.

3.3	In respect of any intangible moveable assets of the Transferor Company including actionable claims, sundry debtors, outstanding loans, advances, if any, recoverable in cash or kind or for value to be received, bank balances, deposits and balances, if any, with the Government, semi-Government, local and other authorities and bodies, customers and other persons, rights, permissions and licences granted by any Government authority, the Transferor Company shall, if so required by the Transferee Company, and the Transferee Company may, issue notices in such form as the Transferee Company may deem fit and proper stating that pursuant to the High Court of Judicature at Bombay having sanctioned this Scheme between Transferor Company and the Transferee Company under Section 394 of the Act, the relevant debt, loan, advance or other asset, be paid or made good or held or transferred by virtue of the order of The High court of Judicature at Bombay granting sanction to this Scheme on account of the Transferee Company, as the person entitled thereto and all rights vested in Transferor Company against the relevant parties shall automatically vest in the Transferee Company and no separate consent or approval of any third party shall be necessary for the purpose of giving effect to this sub-clause.

3.4	With effect from the Appointed Date, all debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of the Transferor Company shall, pursuant to the order of the High Court of Judicature at Bombay made under the provisions of Sections 391 to 394 of the Act, without any further act or deed, be transferred to or be deemed to be transferred to the Transferee Company so as to become as and from the Appointed Date the debts, liabilities, contingent liabilities, duties and obligations of the Transferee Company and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this sub-clause.

3.5	It is clarified that the Scheme shall not in any manner affect the rights and interest of the creditors of the Transferor Company or be deemed to be prejudicial to their interests.

4.	Consideration

4.1	The Transferor Company is a wholly owned subsidiary of the Transferee Company and hence there is no consideration payable to the shareholders of the Transferor Company by the Transferee Company. Accordingly, no prejudice or harm would be caused to the shareholders and creditors of the Transferee Company, upon the said Scheme being sanctioned.

4.2	Upon the Scheme becoming effective, no shares of the Transferee Company shall be allotted to the shareholders of the Transferor Company, and the share capital of the Transferor Company shall stand fully cancelled. Consequently upon this Scheme becoming finally effective, all of the shares of the Transferor Company and the relative share certificates pertaining to the shares of the Transferor Company held by the Transferee Company and its nominees, being the only shareholders of the Transferor Company shall automatically stand extinguished and cancelled.

5.	Accounting Treatment

On Scheme becoming effective, Transferee Company shall account for amalgamation of Transferor Company with itself in its books of account as per prevailing accounting standards as notified under the relevant sections of the Act.

PART – C

6.	Contracts, Deeds, Bonds and other Instruments

Subject to the other provisions of the Scheme, all contracts, deeds, bonds, agreements and other instruments of whatsoever nature to which the Transferor Company is party and subsisting or having effect immediately before or after the Effective Date shall remain in full force and effect against or in favour of the Transferee Company and shall be binding on and be enforceable by or against the Transferee Company as fully and effectually as if it had at all material times been a party thereto. The Transferee Company shall enter into and/or issue and/or execute deeds, writings or confirmation or enter into any tripartite agreement, confirmations or novations in order to give formal effect to the provisions of this Scheme, if it is so required or becomes necessary.

7.	Date when the Scheme comes into operation

The Scheme in so far as it relates to Amalgamation of the Transferor Company with the Transferee Company, shall come into operation from the Appointed Date, but shall become effective from the Effective Date.

8.	Conduct of Business by Transferor Company till Effective Date

With effect from the Appointed Date and up to the Effective Date, the Transferor Company shall:

(a)	carry on and be deemed to carry on all its business and activities and stand possessed of its properties and assets for and on account of and in trust for the Transferee Company and all the profits accruing to the Transferor Company or losses arising or incurred by it shall for all purposes be treated as the profits or losses of the Transferee Company as the case may be.

(b)	carry on its business with reasonable diligence and shall not without the prior written consent of the Transferee Company alienate, charge or otherwise deal with or dispose of the Undertaking or any part thereof except in the ordinary course of its business or pursuant to any pre existing obligation undertaken by the Transferor Company prior to the Appointed Date.

(c)	not vary the terms and conditions of the employment of its employees, if any, except in ordinary course of business.

(d)	not without the written consent of the Transferee Company, undertake or commence any new business.

9.	Legal Proceedings

If any suit, appeal or other proceedings of whatever nature (hereinafter called “the Proceedings”) by or against the Transferor Company is pending, the same shall not abate, shall not be discontinued or shall not, in any way be prejudicially affected by reason of the transfer of the Undertaking of the Transferor Company or by reason of anything contained in the Scheme, but the proceedings may be continued, prosecuted and enforced by or against the Transferee Company in the same manner and to the same extent as it would or might have been continued, prosecuted and enforced by or against the Transferor Company as if the Scheme had not been made.

On and with the Effective Date, the Transferee Company may initiate, defend or deal any legal proceeding for and on behalf of the Transferor Company notwithstanding the fact that Transferor Company has been dissolved without winding up.

10.	Saving of Concluded Transactions

The transfer of the Undertaking under Clause 3 above and the continuance of proceedings by or against the Transferee Company under Clause 9 above shall not affect any transaction or proceedings already concluded by the Transferor Company on or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto as done and executed on behalf of itself.

11.	Place of Vesting

The vesting of the Undertaking of the Transferor Company, shall by virtue of the provisions of this Scheme, and the effect of the provisions of sections 391 and 394 of the said Act, be deemed to have taken place at the registered office of the Transferee Company.

12.	Dividends, Profits, Bonus/Rights Shares

12.1	The Transferor Company shall not declare any dividend for the period commencing from and after the Appointed Date without the written consent of the Transferee Company.

12.2	Subject to the provisions of this Scheme, the profits of the Transferor Company for the period beginning from the Appointed date shall belong to and be the profits of the Transferee Company and will be available to the Transferee Company for being disposed of in such manner as it thinks fit including declaration of dividends by the Transferee Company.

12.3	The Transferor Company shall not after the Appointed date issue or allot any rights shares or bonus shares out of its authorized or unissued Share Capital or out of its Reserves.

12.4	The Transferee Company shall be entitled to declare and pay dividend to its shareholders for any financial year or any period prior to the Effective date.

13.	Employees of The Transferor Company

13.1	The employees, if any, of the Transferor Company in service on the date immediately preceding the date on which this Scheme finally takes effect i.e. the Effective Date, shall become the employees of the Transferee Company on such date without any break or interruption in service and on the terms and conditions not less favourable than those subsisting with reference to the Transferor Company as the case may be on the said date.

13.2	It is expressly provided that as far as funds, if any, existing for the benefit of the staff, workmen and other employees, of the Transferor Company are concerned, upon the Scheme becoming effective, the Transferee Company shall stand substituted for the Transferor Company for all purposes whatsoever related to the administration or operation of such Funds or in relation to the obligation to make contributions to the said Funds in accordance with provisions of such Funds as per the terms provided in the respective trust Deeds and the funds shall be transferred to the relevant Funds, and/or continued/substituted in the name of the Transferee Company. It is the aim and intent that all the rights, duties, powers and obligations of the Transferor Company in relation to such Funds shall become those of the Transferee Company. It is clarified that the services of permanent employees of the Transferor Company will also be treated as having been continuous for the purpose of the aforesaid Funds or provisions.

14.	Dissolution of The Transferor Company

14.1	On the Scheme becoming effective, the Transferor Company shall stand dissolved without being wound up and without any further act by the parties.

14.2	Even after the Scheme becoming effective, the Transferee Company shall be entitled to operate all bank accounts relating to Transferor Company and realize all monies and complete and enforce all pending contracts and transactions in the name of Transferor Company insofar as may be necessary until the transfer and vesting of rights and obligations of Transferor Company to Transferee Company under this Scheme is formally effected by the parties concerned.

14.3	Upon the Scheme becoming effective, and upon the dissolution of Transferor Company without winding up, the Board of Directors of the Transferor Company including any committee thereof shall stand dissolved without any further act, instrument or deed and there shall be no claim against Transferee Company in this respect.

14.4	On and with effect from the Effective Date, the name of the Transferor Company shall be struck off from the records of the relevant Registrar of Companies.

15.	Application to the High Court

The Transferor Company shall, with all reasonable dispatch, make applications and petitions under Sections 391 and 394 or other applicable provisions of the said Act to the High Court of Judicature at Bombay for sanctioning this Scheme of Amalgamation and for dissolution of the Transferor Company without winding up.

16.	Modifications/Amendments to The Scheme

16.1	The Transferor Company and the Transferee Company, through their Directors, may consent on behalf of all persons concerned to any modifications or amendments of this Scheme of Amalgamation or to any conditions which the Court and/or any other Authorities under law may deem fit to approve of or impose or which may otherwise be considered necessary or desirable for settling any question or doubt or difficulty that may arise in carrying out this Scheme of Amalgamation and do all acts, deeds and things as may be necessary, desirable or expedient for putting this Scheme of Amalgamation into effect.

16.2	For the purpose of giving effect to this Scheme of Amalgamation or to any modification, amendment or condition thereof, the Directors of the Transferor Company and the Transferee Company or any committee thereof are authorized to give such directions and/or to take such steps as may be necessary or desirable including any directions for settling any question or doubt or difficulty whatsoever that may arise.

17.	Scheme conditional on Approvals/ Sanctions.

THIS SCHEME IS CONDITIONAL ON APPROVALS / SANCTIONS AS FOLLOWS:

17.1	The Sanction or approval of the Authorities concerned being obtained and granted in respect of any of the matters in respect of which such sanction or approval be required.

17.2	The approval of the Scheme by the requisite majority of the Members and creditors of the Transferor Company and the Transferee Company, unless the meeting of the Members or creditors of either or both the Companies is dispensed with by the order of the High Court.

17.3	The sanction of the Hon’ble High Court of Judicature at Bombay under Sections 391 and 394 of the Act, in favour of the amalgamation of the Transferor Company and the necessary orders under Section 394 of the Act, being obtained and filed with the Registrar of Companies, Mumbai, Maharashtra.

17.4	All other sanctions and approvals as may be required by law in respect of this scheme being obtained.

18.	Effect of Non Receipt of sanctions

In the event of any of the said sanctions and approvals not being obtained and/or this Scheme of Amalgamation not being sanctioned by the High Court and/or the Order or Orders not being passed as aforesaid on or before 31st December 2011 or within such further period/s as may be agreed upon between the Transferor Company by its Directors and the Transferee Company by its Directors (and which the Boards of Directors of the Transferor and the Transferee Company are hereby empowered and authorised to agree to and extend the Scheme from time to time without any limitation), this Scheme shall stand revoked, cancelled and be of no effect save and except in respect of any act or deed done prior thereto or as is contemplated hereunder or as to any rights and/or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law.

19.	Miscellaneous

Upon the constitution and notification of the National Company Law Tribunal (hereinafter Tribunal), and in the event of jurisdiction of sanctioning the Scheme vesting in the Tribunal, reference in the Scheme to ‘the High Court of Judicature at Bombay’ wherever it appears in the Scheme may be construed as reference to the Tribunal to the extent warranted by operation of the statutes or rules regulating the matters set out herein.

20.	Expenses connected with the Scheme

All the costs, charges and expenses including any taxes and duties of the Transferor Company and the Transferee Company respectively in relation to or in connection with this Scheme and incidental to the completion of amalgamation of the Transferor Company in pursuance of this Scheme shall be borne and paid by the Transferee Company alone.

21.	The Transferor Company and/or Transferee Company acting through their respective Boards of Directors shall each be at liberty to withdraw from this Scheme of Amalgamation in case any condition or alteration imposed by any authority/person is unacceptable to any of them.